CONTRACT

Sungold International Holdings Corp (hereinafter referred to SIHC) hereby engages Cynthia DeMonte Associates Ltd. (hereinafter referred to as CDAL) as its marketing communications and investor relations consultant.

The fee for the 6 month period of the Agreement, commencing on July 11th, 2005 will be $4,000.00 per month USD. The fee payable on this contract will be paid in two separate $2,000.00 USD payments on the 1st and 15th of each month. SIHC will also give CDAL 100,000 restricted shares of SIHC as additional payment for the six month term.

CDAL shall act as investor relations and marketing communications counsel for SIHC and perform the services enumerated below:

1.

Analysis of SIHC business and industry, following which a comprehensive fact sheet that summarizes SIHC services, products and abilities will be created, for distribution to existing clients, potential clients, investors, investment professionals and trade and financial media.

2.

Development of a complete public relations/marketing program designed to broaden recognition of SIHC in the media, enhance relations with existing investors and achieve greater awareness among potential investors.

3.	Create all collateral including media kit, investor kit, etc. as required.

4.	Advise SIHC in its overall relationship with trade and financial media through consultation with its management.

5.	Planning, writing and preparation of press releases and marketing collateral both financial and industry specific.

6.	Review and/or prepare a presentation material for meetings with potential and existing clients, investors, and media.

7.

Should the Company seek additional funding, meet with financial community on behalf of SIHC, surveying essential analysts, brokers and institutional investors throughout the country, maintaining an ongoing personal contact program.

8.	Assisting in arranging meetings between management and clients, potential clients, the press and forums/seminars (including assistance in creating specific “meeting- based collateral).

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9.	Create a contact list for SIHC maintain and update the list. Any names provided to CDAL by SIHC will be supplied with status on an ongoing basis.

10.	Provide profiles for investor sites including Yahoo and all financial databases, frequently used for information by retail brokers.

11.	Utilize CDAL’s name on all press releases and, if desired, forward all investor relations e-mails to CDAL.

Payment Requirement

Invoices will include all out-of-pocket expenses incurred by CDAL on behalf of SIHC for that month, plus the monthly fee payable and due one month in advance, provided that CDAL shall not incur any expense on behalf of SIHC in any amount exceeding $200.00 unless approved in writing by SIHC in advance. Business Wire expenses will be direct-billed to SIHC. Termination of this agreement shall not relieve SIHC to pay all amounts accrued prior to such termination and shall not limit CDAL from pursuing other remedies which may be available to it.

Term

This agreement shall commence upon execution of this document and shall continue in force for a period of six months with termination by either by party upon 30 days written notice.

Out-of-Pocket Expenses

1.	SIHC shall reimburse CDAL any expenses that are mutually agreed upon in relation to, for example, special mailings, road show events, and/or any other extraordinary expense.

2.	If, as an agent, CDAL places paid media advertising (at SIHC discretion), media and production costs must be paid to CDAL in advance.

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SIHC agrees to and hereby does indemnify CDAL against any damages, costs and expenses, including reasonable attorney’s fees, incurred in defending against any legal action arising out of the release of materials previously cleared and approved by the company.

SIHC hereby expressly holds CDAL harmless from any such damages, costs and expenses.

SIHC acknowledges that it has read this agreement between the parties, which supersedes all proposals or prior agreements, oral or written, and all other communications between the parties relating to the subject matter of this agreement.

CDAL agrees to exercise due care to prevent disclosure of SIHC’s proprietary information to any third party. Authorization for further, internal dissemination within CDAL shall be limited to those whose duties justify their need to know such information, and then only with a clear understanding by these employees of their obligation to maintain the proprietary status of such information.

The parties agree that an executed copy received by telefax will represent a completed agreement.

This agreement has been approved and accepted by the following individuals who have full and complete authority to legally bind each party respectively:

Sungold International Holdings Corp.

T. Keith Blackwell, Chief Financial Officer

Witnessed by:

Print Name

And,

Cynthia DeMonte Associates Ltd.

Cynthia DeMonte

Witnessed by:

Print Name:

Dated this 7th day of July, 2005.